UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

DUNKIN’ BRANDS GROUP, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

265504100
(CUSIP Number)

May 24, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

____________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 265504100	13G

1.	NAMES OF REPORTING PERSONS MWG GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 4,961,112
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 4,961,112
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,961,112
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON* OO

CUSIP No. 265504100	13G

1.	NAMES OF REPORTING PERSONS Meritage Group LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 4,961,112
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 4,961,112
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,961,112
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON* IA

CUSIP No. 265504100	13G

1.	NAMES OF REPORTING PERSONS Meritage Fund LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 4,894,761
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 4,894,761
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,894,761
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12.	TYPE OF REPORTING PERSON* OO

Item 1(a). Name of Issuer:

DUNKIN’ BRANDS GROUP, INC.

Item 1(b). Address of Issuer’s Principal Executive Offices:

130 Royall Street, Canton, Massachusetts 02021

Item 2(a). Name of Person Filing:

This Schedule 13G is jointly filed by MWG GP LLC, Meritage Group LP, and Meritage Fund LLC.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business address of MWG GP LLC, Meritage Group LP and Meritage Fund LLC is One Ferry Building, Suite 375, San Francisco, California 94111.

Item 2(c). Citizenship:

Please refer to Item 4 on each cover sheet for each reporting person.

Item 2(d). Title of Class of Securities:

Common Stock, $0.001 par value per share.

Item 2(e). CUSIP Number:

265504100

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:

Please refer to Item 9 on each cover sheet for each reporting person.

(b)	Percent of class:

Please refer to Item 11 on each cover sheet for each reporting person. The percentages reported herein are based on 91,643,204 shares of common stock of the Issuer outstanding as of May 2, 2016, as reported in the Issuer’s Form 10-Q filed May 4, 2016.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Please refer to Item 5 on each cover sheet for each reporting person.

(ii) Shared power to vote or to direct the vote:

Please refer to Item 6 on each cover sheet for each reporting person.

(iii) Sole power to dispose or to direct the disposition of:

Please refer to Item 7 on each cover sheet for each reporting person.

(iv) Shared power to dispose or to direct the disposition of:

Please refer to Item 8 on each cover sheet for each reporting person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MWG GP LLC

June 1, 2016
(Date)

/s/ Mark Mindich
(Signature)

Mark Mindich, Chief Operating Officer
(Name/Title)

Meritage Group LP

By: MWG GP LLC, its general partner

June 1, 2016
(Date)

/s/ Mark Mindich
(Signature)

Mark Mindich, Chief Operating Officer
(Name/Title)

Meritage Fund LLC

June 1, 2016
(Date)

/s/ Mark Mindich
(Signature)

Mark Mindich, Chief Operating Officer
(Name/Title)

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned hereby agrees that (i) a statement on Schedule 13G (including amendments thereto) with respect to Common Stock, $0.001 par value per share, in DUNKIN’ BRANDS GROUP, INC., a Delaware corporation, filed herewith shall be filed on behalf of each of the undersigned, and (ii) this Joint Filing Agreement shall be included as an exhibit to such joint filing, provided that, as provided by Section 13d-1(k)(ii) of the Exchange Act, no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 1st day of June 2016.

MWG GP LLC

/s/ Mark Mindich
(Signature)

Mark Mindich, Chief Operating Officer
(Name/Title)

Meritage Group LP

By: MWG GP LLC, its general partner

/s/ Mark Mindich
(Signature)

Mark Mindich, Chief Operating Officer
(Name/Title)

Meritage Fund LLC

/s/ Mark Mindich
(Signature)

Mark Mindich, Chief Operating Officer
(Name/Title)